Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer:Wisconsin Energy Corporation

Filer's Commission File No.: 001-09057

Subject Company: Integrys Energy Group, Inc.

Commission File No.: 1-11337

Date: June 23, 2014

Wisconsin Energy to Acquire Integrys Energy Group A guide for Wisconsin Energy and We Energies employees June 23, 2014

Announcing Wisconsin Energy to acquire Integrys Energy Group Cash, stock and assumed debt transaction valued at $9.1 billion Pending approvals, transaction expected to close summer of 2015 Combined company called WEC Energy Group, Inc. 2

In a joint release, it was announced early Monday, June 23, that Wisconsin Energy Corporation will acquire Integrys Energy Group in a cash, stock and assumed debt transaction valued at $9.1 billion dollars.

This acquisition is subject to approvals, and if all goes to plan, the transaction will close in the summer of 2015.

At that time, the new, combined company will be called WEC Energy Group.

(Pronounced W-E-C Energy Group.)

About Integrys Energy Group Strong, diversified energy holding company Headquartered in Chicago, Illinois Parent company to five electric/natural gas utilities, serving Wisconsin, Illinois, Michigan and Minnesota 3

Integrys Energy is a strong, diversified energy holding company based in Chicago. It’s a parent company to five electric and natural gas utilities that serve customers in Wisconsin, Illinois, Michigan and Minnesota.

You may be familiar with Wisconsin Public Service –We Energies’ service area is adjacent to theirs. In fact, WPS employees may be our friends, neighbors – and in some cases customers and even family members – in the Fox Valley.

Current structure 4
To put it another way, Integrys is a parent company that owns five utilities -- similar to how Wisconsin Energy is the parent company for We Energies.

WEC Energy Group structure 5

Pending approvals, once the transaction is completed next year, the new org chart may look like this.

W-E-C Energy Group will be the new parent company, with seven natural gas, electric and steam utility subsidiaries.

The combination brings together Wisconsin Energy’s top-performing electric and gas utility – We Energies – and Integrys’ strong electric and gas utilities – Wisconsin Public Service, Peoples Gas, North Shore Gas, Minnesota Energy Resources and Michigan Gas Utilities.

There is no plan to merge utilities.

Current service areas We Energies Integrys 6
W-E-C Energy Group’s service area will grow. Here’s what each company’s service areas look like today.

WEC Energy Group service area 7

And here’s what W-E-C Energy Group’s service area will look like after the transaction is complete.

W-E-C Energy Group will be a larger, more diverse regulated utility company. It will have the financial strength and technical depth to meet customers’ future energy needs. In fact, this transaction will create the 8th largest natural gas distribution company in America.

The combined entity is projected to have a regulated rate base of $16.8 billion in 2015. It will serve more than 4.3 million total gas and electric customers across Wisconsin, Illinois, Michigan and Minnesota. It will operate nearly 71,000 miles of electric distribution lines and more than 44,000 miles of gas transmission and distribution lines.

Wisconsin Energy will maintain a strong commitment to Integrys Energy Group’s service territories and local communities in which Integrys Energy Group operates. The combined entity will continue to have a strong local presence and will maintain operating headquarters in Milwaukee, Green Bay and Chicago.

For now, all utilities will continue to operate as they do today.

After the transaction closes WEC Energy Group chairman and CEO will be Gale Klappa Other senior leadership positions will be filled by current senior officers of Wisconsin Energy Headquarters will be in metropolitan Milwaukee area Operating headquarters will be in Chicago, Milwaukee and Green Bay 8

Once the transaction is complete, Gale Klappa will become the chairman and CEO of W-E-C Energy Group. Other senior leadership positions will be filled by current senior officers of Wisconsin Energy.

The new combined company’s headquarters will be in the metro Milwaukee area and operating headquarters will be in Chicago, Milwaukee and Green Bay.

Benefits For customers Larger, more diverse regulated utility company Better positioned to meet customer needs Higher service levels Continue to invest, expand critical energy infrastructure For shareholders Add to earnings per share in the first calendar year after closing Projected to enhance earnings growth over long-term 9

This transaction is expected to benefit customers and shareholders alike.

For customers, the transaction will create a larger, more diverse company that is better positioned to meet customer needs and support economic growth in its service area. It brings together two well-regarded utility operators to deliver even higher levels of service. Also, the combined company’s strong cash flow will enable it to accelerate investment in upgrading and expanding critical energy infrastructure.

For shareholders, the combined company will add to earnings by the end of the first calendar year after closing and be positioned to deliver enhanced earnings growth over the long-term.

Compatible operational philosophies Wisconsin Energy and Integrys have a shared commitment to: Reliability Customer satisfaction Safety Environmental stewardship 10
The companies’ operational philosophies are compatible. Wisconsin Energy and Integrys are committed to reliability, customer satisfaction, safety and environmental stewardship.

Next steps Secure necessary approvals Federal Energy Regulatory Commission Federal Communications Commission Public Service Commission of Wisconsin Illinois Commerce Commission Michigan Public Service Commission Minnesota Public Utilities Commission Comply with notification and clearance and reporting requirements under Hart-Scott-Rodino Act and other customary closing conditions 11

Over the next several months, we’ll make the appropriate regulatory filings with each required agency. They’ll hold hearings and take testimony to understand how this combination is in the best interests of all parties.

The transaction is subject to approvals from the shareholders of both companies. The transaction is also subject to the notification and clearance and reporting requirements under the Hart-Scott-Rodino Act and other customary closing conditions.

How this affects employees For today and many months to come, most employees will see no change. Except for certain senior leadership positions, no layoffs are anticipated at this time. All labor contracts will be honored. Primary focus will be on safe, reliable and efficient operations and service to customers. Stay focused on delivering the very best for customers and shareholders 12

For today and many months to come, most employees will see no change.

Except for certain senior leadership positions at Integrys, no layoffs are anticipated at this time.

All labor contracts will be honored.

Our primary focus will be on safe, reliable and efficient operations and service to our customers.

We are asking everyone to stay focused and continue delivering the very best for our customers and shareholders.

For more information iConnect and company email Press release Fact sheet FAQs Video message from Gale Klappa Wisconsin Energy website for regular updates 13

There’s detailed information on iConnect. You’ll find the official news release, a fact sheet, frequently asked questions and a video message from Gale Klappa.

For updates on the transaction, visit wisconsinenergy.com.

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms; and the risk that Integrys may not complete the sale of Integrys Energy Services. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this communication. Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K. A further list and description of risks and uncertainties at Integrys can be found in Integrys’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K. Cautionary statements regarding forward-looking information 14

The proposed merger involving Wisconsin Energy and Integrys will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger, Wisconsin Energy will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys to be filed with the Securities and Exchange Commission (the “SEC”), and each of Wisconsin Energy and Integrys will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger with the SEC. Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation, Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601. Participants in Solicitation This communication is not a solicitation of a proxy from any investor or shareholder. Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys's executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above. Non-solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional information and where to find it 15

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